Exhibit 99.5

NICE to Showcase Security Solutions at ISC West 2014

Ra’anana, Israel, March 25, 2014 – NICE Systems (NASDAQ: NICE) today announced that it will showcase its industry-leading security solutions in booth #11045 at ISC West 2014, which will be held April 2-4.

During the SIA Education program, which takes place April 1, NICE’s Dr. Bob Banerjee, Director of Training and Sales, NICE Security, will moderate a panel on “Collaborative Security.” Security experts will examine the role of public/private partnerships in collaborative security, how to create a collaborative security ecosystem, and how to extend existing security investments within a city, county or region. Dr. Banerjee will also lead two other sessions that day – “PSIM 101: Understanding the Core Elements of PSIM,” and “Workshop: How to Identify and Cultivate PSIM Opportunities.”

Among the solutions NICE will highlight at the show:

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NICE Situator – New mobile and web capabilities extend situation management from the control room to the field, while providing advanced tools for handling complex, multi stakeholder incidents in information rich environments. The latest release also improves visualization of incidents by integrating with advanced organizational and global mapping resources.

•	NiceVision Net – The latest release features new device capabilities to promote recording resiliency, enhanced web client functionality, and a new encoder.

•	Situator Express – Transforms video surveillance into a complete security management solution, enabling organizations to focus on their core security challenges.

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NICE Inform – Integrates multimedia from various capture platforms to provide a 360-degree view of incidents for investigations, debriefing and training. The latest release synchronizes recorded operator screens with audio, video, GIS and other multimedia, providing insight from every angle.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.